MONTHLY REPORT - March, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  (7,543,375)     18,004,570
   Change in unrealized gain (loss) on open         (16,202,915)    (24,453,021)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            38,951         38,951
         obligations
      Change in unrealized gain (loss) from U.S.       (120,062)      (109,458)
         Treasury obligations

    Interest income                                     230,451        692,240

    Foreign exchange gain (loss) on margin              (33,432)       (82,889)
       deposits
                                                   ------------   ------------
Total: Income                                       (23,630,382)    (5,909,607)

Expenses:
   Brokerage commissions                              4,729,743     14,517,228

   Management fee                                        37,924        100,769

   20.0% New Trading Profit Share                       (69,475)           353

   Custody fees                                          40,598         41,296

   Administrative expense                               187,754        562,115
                                                   ------------   ------------
Total: Expenses                                       4,926,544     15,221,761

Net Income (Loss) - March, 2011                 $   (28,556,926)   (21,131,368)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (679,408.785       $ 11,131,033     889,229,782    900,360,815
   units) at February 28, 2011
Addition of 4,212.554 units on              353       5,670,859      5,671,212
   March 1, 2011
Redemption of (4,953.265) units               0      (6,350,723)    (6,350,723)
   on March 31, 2011*
Net Income (Loss) - March, 2011        (295,528)    (28,261,398)   (28,556,926)
                                   -------------  -------------   ------------

Net Asset Value at March 31,
2011 (678,860.141 units inclusive
of 192.067 additional units) 	   $ 10,835,858     860,288,520    871,124,378
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST March 2011 UPDATE

            March   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     (3.20)%     (2.46)%      $   1,281.84    661,350.045  $ 847,742,471
Series 2     (2.55)%     (1.39)%      $   1,331.76         97.705  $     130,120
Series 3     (2.53)%     (1.33)%      $   1,334.75     16,894.695  $  22,550,255
Series 4     (2.66)%	 (0.80)%      $   1,355.10	  517.696  $     701,532


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 April 8, 2011


Dear Investor:

Global markets experienced significant volatility in March. Early in the month the uprising against Gaddafi in Libya dominated the markets and supported energy prices. Long energy positions were the most profitable portfolio sector in March. Libya was pushed off the front page on March 11 when the earthquake and tsunami struck Japan. The devastation, followed by increasing fears of nuclear meltdown, dominated the markets. The yen soared to a post-World War II high versus the dollar, triggering an unusual G7 joint intervention. The yen fluctuation had a negligible effect on the Trust's portfolio. This was not the case for the 16% dip in Japanese equity markets over three days. Japanese equity indices are two of the twenty-six equity index futures the Trust trades, and partial long positions were held on March 11. As a result, more than half of the March loss was sustained on the long Japanese index futures, which were subsequently closed. Long European index futures were also unprofitable, but U.S. index futures were about flat as U.S. markets recovered earlier losses. Index futures trading accounted for March's loss. All other sectors netted out to flat performance.

In other currency trading, the dollar generally weakened and long positions in the currencies of Brazil, India, Mexico, Korea, Russia, Israel, South Africa and the euro were profitable. These gains were partially offset by losses on non-dollar cross rate trading on strength of the euro, yen and Swiss franc.

Metals were little changed overall with long gold and silver generating safe haven gains offset by losses on long industrial metal positions reflecting possibly weakened global economic performance due to the Japan disaster.

Moderate losses were also sustained on long positions in agricultural commodities where bull markets reversed when the earthquake struck.
Most of the markets partially recovered later in the month on inventory weakness and continuing demand, and a long position in cattle was profitable as prices hit all time highs on herd reduction due to high feed prices.

Interest rate futures trading generated an immaterial loss in March.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman